Exhibit (a)(1)(B)

FROM:	Rajeev Madhavan
SUBJECT:	Magma Design Automation, Inc. Offer to Exchange Certain Outstanding Options for Restricted Stock Units
DATE:	November 20, 2008

I am happy to announce that we are providing you the opportunity to participate in an offer to exchange certain of your stock options with restricted stock units. Equity awards are a valuable motivation and retention tool and, as such, help to align employee and shareholder interests. Many of the currently outstanding stock options held by our employees are “underwater,” which means that the per share exercise price of a stock option is greater than the current market price of our common stock. As a result, our Board of Directors has approved this offer, which will allow you to exchange certain underwater stock options for restricted stock units. Restricted stock units are a type of award that is essentially a promise by us to issue common stock to you in the future provided certain vesting conditions are met, as described below, and these awards are structured to help ensure that employees receive appropriate incentive to continue to grow our business.

We know that the materials included with this letter describing the offer may seem voluminous, but it is important that you read and try to understand and act on all of these materials. Reading the various summaries in this letter, in the PowerPoint presentation and in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer to Exchange”) is a good way to get started.

In addition, below is a summary of some aspects of the offer that should help familiarize you with the principal terms. We believe this program is potentially very important to you and recommend that you take the time to study the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

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A restricted stock unit is an equity grant that represents the right to receive our common stock, but shares of common stock are not issued at the time of the grant. Instead, after you satisfy any vesting requirements, such as continued service with Magma or one of its subsidiaries, we will distribute to you the number of shares of common stock equal to the number of vested restricted stock units.

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You may exchange only options to purchase shares of Magma common stock that were granted with an exercise price greater than $4.00 per share, were granted under either the Company’s 2001 Stock Incentive Plan, 1998 Stock Incentive Plan, or 2004 Employment Inducement Award Plan or the Moscape, Inc. 1997 Incentive Stock Plan and remain outstanding and unexercised as of the expiration date of this offer, currently expected to be December 18, 2008. However, an option will not be eligible for exchange (and any election with regard to such option will be disregarded), if, on the cancellation date, the exercise price of the option is less than the fair market value of Magma’s common stock. Further, if you are an employee in the Netherlands, any option that first vested prior to January 1, 2005 will not be an eligible option for purposes of the Offer to Exchange, irrespective of the exercise price of the option (as described in further detail in Schedule L, Guide to Tax Issues in the Netherlands, to the Offer to Exchange).

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The number of restricted stock units you will receive will depend on the number of options you exchange and the exercise price of your exchanged options. Please see the Offer to Exchange for details. In addition, you may obtain information concerning your outstanding options by contacting E*TRADE or accessing your account at E*TRADE at www.etrade.com/stockplans.

•	The restricted stock units will vest according to the following, subject to your continued service through each relevant vesting date:

•	The vesting schedule of the restricted stock units will be determined on a grant-by-grant basis, based on your length of service with Magma as of the date the offer commences;

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None of the restricted stock units will be vested on the restricted stock unit grant date (unless you are an eligible employee in Canada, the Netherlands or Israel and vesting of a portion of your new restricted stock units is necessary to cover tax liability at grant or upon exchange, as described in further detail in the Offer to Exchange);

•	The restricted stock units generally will be scheduled to vest in equal installments on a quarterly basis over the vesting schedule;

•	If your service terminates before any of your restricted stock units vest, you will forfeit any unvested restricted stock units.

Additional important details are contained in the Offer to Exchange. We expect that the offer will end (and the restricted stock unit grant date will be) December 18, 2008.

This offer is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which are available in our SEC filing which can be accessed on Magma’s website at http://investor.magma-da.com/sec.cfm or the SEC’s web site at http://www.sec.gov. You should read carefully all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer. If you choose not to participate, you will retain your current options under their current terms and conditions.

If you choose to participate in the offer, you must deliver the completed election form via facsimile, e-mail (via PDF only), or by hand delivery before 9:00 p.m., Pacific Time, on December 18, 2008 to:

Susan Berry

Magma Design Automation, Inc.

1650 Technology Drive

San Jose, California 95110

Fax: (408) 565-7980

E-mail: stock@magma-da.com

Please note that responses submitted via e-mail must be sent to stock@magma-da.com (as described above). Responses submitted to Susan Berry’s e-mail address at Magma will not be accepted.

If Susan Berry has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options. These forms are included in the offer documents.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to Susan Berry.

I wanted to also wish you a very happy Thanksgiving holiday. I hope that you enjoy this time off with your family and that, upon your return, you are energized to complete a large number of projects that will introduce new features to our products and make existing products easier to adopt by our customers. We will also need to focus within our AE and sales organizations to sell the new features, Talis, Titan, Finesim and all the new technology we have introduced to the market over the last 2 years. Increasing our pipeline by selling all the products we have is essential during the troubled economy to ensure our success.

Happy Thanksgiving.